[SEC Correspondence]
PepsiAmericas, Inc.
4000 Dain Rauscher Plaza
60 South Sixth Street
Minneapolis, Minnesota 55402
December 2, 2008
VIA EDGAR
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549

Re:	PepsiAmericas, Inc. Form 10-K for fiscal year ended December 29, 2007 Filed February 27, 2008 File No. 001-15019
Dear Mr. Reynolds:
     We are responding to your letter dated November 17, 2008. Our response follows the comment included in your letter, which is presented in bold face type. From a disclosure perspective, we intend to address this comment in future periodic reports in accordance with the response set forth below.
Transactions with Related Persons
1.	In your proxy statement filed March 12, 2008, you discuss numerous agreements in the section “Certain Relationships and Related Transactions.” Not all of these agreements appear to have been filed as exhibits to your Form 10-K filed February 27, 2008. For example, we note that you provide manufacturing and national account services to PepsiCo. We also note that you sell finished beverage products to other bottlers, including The Pepsi Bottling Group, Inc. and Pepsi Bottling Ventures LLC, bottlers in which PepsiCo owns an equity interest.

For disclosed agreements that have not been filed as exhibits, please tell us why the agreements were not filed as exhibits.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 2, 2008

We have reviewed each of the agreements and transactions listed under “Transactions with PepsiCo” on pages 39 and 40 of the Proxy Statement we filed on March 12, 2008 (the “Proxy Statement”). For each agreement or transaction with respect to which an agreement has not been filed as an exhibit, we indicate below our reason for not filing such agreement or undertake below to file such agreement with our next periodic report. For your convenience, the headings and organization of the discussion below are consistent with the Proxy Statement.
a)	Bottling Agreements and Purchases of Concentrate and Finished Product.

We purchase concentrate from PepsiCo and manufacture, package, distribute and sell cola and non-cola beverages under various bottling agreements with PepsiCo. These agreements give us the right to manufacture, package, sell and distribute beverage products of PepsiCo in both bottles and cans and fountain syrup in specified territories. These agreements include a Master Bottling Agreement (“MBA”) and a Master Fountain Syrup Agreement (“MFSA”) for beverages bearing the “Pepsi-Cola” and “Pepsi” trademarks in the United States. The MBA and the MFSA were filed as exhibits to our Annual Report on Form 10-K filed on March 25, 2002, and incorporated by reference into our Annual Report on Form 10-K filed on February 27, 2008.

We also have bottling and distribution agreements for non-cola products in the United States, and international bottling agreements for countries outside the United States. Our non-cola bottling and distribution agreements and our international bottling agreements utilize substantially the same form of agreement as the MBA. We have not filed such agreements as exhibits because they are substantially the same as the form of MBA previously filed as an exhibit, and individually these agreements are immaterial in amount and significance.

We bottle water under the “Aquafina” trademark pursuant to an agreement with PepsiCo that provides for payment of a royalty fee to PepsiCo. We do not consider the agreement pursuant to which we bottle water under the “Aquafina” trademark to be material in amount or significance.

We purchase finished beverage products from PepsiCo and certain of its affiliates, including a Pepsi/Lipton partnership and a Pepsi/Starbucks partnership. We have not filed our agreement to purchase finished beverage products from the Pepsi/Lipton partnership as an exhibit because it is substantially the same as the form of MBA previously filed as an exhibit and it is immaterial in amount and significance. Our agreement to purchase finished beverage products from the

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 2, 2008

Pepsi/Starbucks partnership utilizes a different form than the MBA. However, we do not consider such agreement to be material in amount or significance. Our other purchases of finished beverage products are also immaterial in amount and significance.

b)	Bottler Incentives and Other Support Arrangements.

PepsiCo provides us with various forms of bottler incentives to promote its brands. The level of this support is negotiated regularly and can be increased or decreased at the discretion of PepsiCo. Bottler incentives cover a variety of initiatives, including direct marketplace, shared media and advertising support. There are no agreements in place to address bottler incentives. PepsiCo’s payment of bottler incentives is entirely within its discretion. In the same regard that there are no conditions or requirements that could require us to repay any support payments we have received, we have no contractual right to require PepsiCo to make such support payments.

PepsiCo also provides indirect marketing support to our marketplace, which consists primarily of media expenses. As with the bottler incentives, these payments are not made pursuant to any contract between the parties.

c)	Manufacturing and National Account Services.

We provide manufacturing services to PepsiCo in connection with the production of certain finished beverage products, and also provide certain manufacturing, delivery and equipment maintenance services to PepsiCo’s national account customers. Although we regard these services as immaterial in amount and significance, these services are provided pursuant to the previously filed MFSA. We will clarify in our proxy statement for the 2009 annual meeting of shareholders that such services are rendered pursuant to the MFSA.

d)	Sandora Joint Venture.

During fiscal year 2007, we entered into a joint venture agreement with PepsiCo to purchase the outstanding common stock of Sandora, LLC, which is the leading juice company in Ukraine. Although we previously filed the agreements pursuant to which the joint venture acquired Sandora, LLC, we have not previously filed the joint venture agreement itself. Given the increasing significance of Central and Eastern European operations to our company as a whole and given the size of this market in particular, we intend to file this joint venture agreement as an

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 2, 2008

exhibit to our forthcoming Annual Report on Form 10-K for the fiscal year ending January 3, 2009.

e)	Other Transactions.

PepsiCo provides procurement services to us pursuant to a shared services agreement. Under this agreement, PepsiCo acts as our agent and negotiates with various suppliers the cost of certain raw materials. PepsiCo also collects and remits to us certain rebates from the various suppliers related to our procurement volume. In addition, PepsiCo executes certain derivative contracts on our behalf and we purchase certain snack food products from PepsiCo. We regard these services and purchases as immaterial in amount and significance.

f)	Transactions with Bottlers in Which PepsiCo Holds an Equity Interest.

We sell finished beverage products to other bottlers, including bottlers in which PepsiCo owns an equity interest. These sales occur in instances where the proximity of our production facilities to the other bottlers’ markets or lack of manufacturing capability, as well as other economic considerations, make it more efficient or desirable for the other bottlers to buy finished product from us. These transactions are not the subject of agreements between the parties. Rather, they are addressed by purchase orders alone, none of which do we consider to be material in amount or significance.
We acknowledge that:
•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 2, 2008

     If you require any additional information or have any questions, please call me at (847) 598-2911 or Brian D. Wenger, our counsel, at (612) 977-8573.

Very truly yours,
/s/ Timothy W. Gorman
Timothy W. Gorman
Senior Vice President and Controller (as Chief Accounting Officer)

cc:	Robert C. Pohlad Chairman and Chief Executive Officer Alexander H. Ware Executive Vice President and Chief Financial Officer Brian D. Wenger, Esq.